

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 23, 2009

Via Facsimile and U.S. Mail

Mr. Howard Bielski
Chief Financial Officer
Wellstar International, Inc.
6911 Pilliod Road
Holland, Ohio 43528

> **Re: Wellstar International, Inc.**
> **Form 10-KSB for the Fiscal Year Ended July 31, 2008**
> **Filed November 17, 2008**
> **Forms 10-Q for the Quarter Ended January 31, 2009**
> **File No. 333-130295**

Dear Mr. Bielski:

        We have reviewed your filings and your response letter dated March 3, 2009 and we have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended July 31, 2008

General

1.   Please file your response dated March 3, 2009 on Edgar as correspondence pursuant to
        Rule 10(a) of Regulation S-T.

Item 7. Financial Statements, page 24

Notes to Consolidated Financial Statements, page F-7

Note 1. Summary of Significant Accounting Policies, page F-7

-(m). Intangible Assets, page F-10

2.   We note your response to our prior comment 4 and the disclosure contained on page F-12
        of your January 31, 2009 Form 10-Q related to your accounting policy for long-lived
        assets including your intangible assets and that you state the "testing [for the impairment
        of your long-lived assets] will be done annually prior to July 31st." Please revise your
        disclosure in future filings to also state, if true, that you also test your long-lived assets
        for recoverability whenever events or changes in circumstances indicate that its carrying
        amounts may not be recoverable in accordance with paragraph 8 of SFAS 144.

Note 10. Compensated Balances, page F-23

3.   We note your response to our prior comment 7. Please explain to us how your current
        disclosure that you do not accrue for compensated absences complies with US GAAP, or
        otherwise revise the disclosure in future filings to comply with US GAAP.

Item 8A. Controls and Procedures, page 25

4.   We note your response to our prior comments 8 and 9 that your management still has
        concluded that disclosure controls and procedures were effective as of the end of the
        fiscal year. In our prior comment 9, we asked you to consider whether management's
        failure to provide its report on internal control over financial reporting impacts its
        conclusion regarding the effectiveness of your disclosure controls and procedures as of
        the end of the fiscal year. Please tell us the factors you considered and highlight for us
        those factors that supported your conclusion. In particular, please explain how you
        considered the definition of disclosure controls and procedures provided in Rule 13a-
        15(e), which indicates that effective controls and procedures would ensure that
        information required to be disclosed by the issuer is recorded, processed, summarized and
        reported within the time periods specified in the Commission's rules and forms. In
        addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you
        can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file

management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

5.   We note your response to prior comment 9. Please amend your Form 10-KSB to include the disclosure included within your response related to management's assessment of internal control over financial reporting as of July 31, 2008.

Form 10-Q for the Quarter Ended January 31, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 3

6.   We note your response to prior comment 10 and that you adopted SFAS 157 and SFAS 159 on August 1, 2008 and that the adoption of these standards did not have a material impact on your financial statements. However, we note from your disclosure on page 8 that you are still currently evaluating the impact that SFAS 157 and SFAS 159 will have upon your financial statements. Please revise future filings to include disclosure consistent with your response to prior comment 10.

Exhibits 31

7.   We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-X. For instance, we note in paragraph 1 that you added the language "for the period ended January 31, 2009." Please revise your future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-X.

Representations

8.   Please provide the three acknowledgements included at the end of our February 11, 2009 comment letter. For your reference, we have repeated the acknowledgements below.

        As appropriate, please amend your 2008 Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief